SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                   Schedule TO

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 3
                           ---------------------------

                           Delta and Pine Land Company
                       (Name of Subject Company (Issuer))
                           ---------------------------

                      Delta and Pine Land Company (Issuer)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
                     Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                             Common Stock: 247357106
                      (CUSIP Number of Class of Securities)
                           ---------------------------

                                  R. D. Greene
           Vice President - Finance, Treasurer and Assistant Secretary
                           Delta and Pine Land Company
                                 One Cotton Row
                            Scott, Mississippi 38772
                            Telephone: (662) 742-4000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                           ---------------------------

                                    Copy to:
                                 Sam D. Chafetz
               Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
                         165 Madison Avenue, Suite 2000
                                Memphis, TN 38103
                            Telephone: (901) 526-2000
                          ----------------------------

                            CALCULATION OF FILING FEE

    Transaction Valuation*                            Amount of Filing Fee**
--------------------------------                   -----------------------------
          $50,000,000                                         $5,885

* Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that an aggregate of 1,739,130 shares of common stock, par value $0.10 per share are purchased at the maximum possible tender offer price of $28.75 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,885         Filing Party: Delta and Pine Land Company
Form or Registration No.: Schedule TO  Date Filed: April 20, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Commission on April 20, 2005 as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on May 11, 2005 and Amendment No. 2 to the Tender Offer Statement filed with the Commission on May 18, 2005 (the "Schedule TO") by Delta and Pine Land Company, a Delaware corporation (the "Company"), relating to the tender offer by the Company to purchase for cash up to 1,739,130 shares, of its common stock, par value $0.10 per share at a price of not more than $28.75 nor less than $25.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase and the accompanying letter of transmittal, which are dated and were filed with the Commission on April 20, 2005 as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Company's original Schedule TO dated that date. The information in the tender offer is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On May 19, 2005, the Company issued a press release announcing amended preliminary results of the tender offer, which expired at 12:00 Midnight, New York City time, on May 17, 2005. A copy of the press release is filed as Exhibit
(a)(5)(E) to this Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(E) Press Release dated May 19, 2005 (announcing amended preliminary results of tender offer)

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     DELTA AND PINE LAND COMPANY


                                     By:  /s/ R. D. Greene
                                        ---------------------------------------
                                     Name:   R. D. Greene
                                     Title:  Vice President - Finance, Treasurer
                                             and Assistant Secretary

Dated: May 19, 2005

                                  EXHIBIT INDEX

Exhibit Number    Description
--------------    -----------

(a)(5)(E) Press Release dated May 19, 2005 (announcing amended preliminary results of tender offer)

NEWS
                                                    Delta and Pine Land Company
                                                    P.O. Box 157
                                                    Scott, Mississippi 38772
--------------------------------------------------------------------------------

Contact:   Investors                         Media
           Tom Jagodinski                    Jonathan Gasthalter/Amy Cohen
           Delta and Pine Land Company       Citigate Sard Verbinnen
           (662) 742-4518                    (212) 687-8080

                      DELTA AND PINE LAND COMPANY ANNOUNCES
                   AMENDED PRELIMINARY RESULTS OF TENDER OFFER

     SCOTT, MS, May 19, 2005 - Delta and Pine Land Company (NYSE: DLP) announced today amended preliminary results of its modified "Dutch auction" tender offer, which expired at 12:00 Midnight, New York City time, Tuesday, May 17, 2005. The preliminary results have been amended following action taken by the Company's Board of Directors to purchase additional shares tendered, without extending the tender offer in accordance with applicable securities laws.

     Based on preliminary calculations, the Company now expects to purchase 2,410,522 shares at a price of $27.00 per share by exercising its right to purchase additional shares. Shares tendered at or below $27.00 per share will include shares tendered by persons who indicated that they are willing to accept the price determined in the offer. All shares purchased in the tender offer will receive the same price. The Company does not expect the tender offer to be subject to proration as preliminary results indicate 2,410,522 shares were properly tendered and not withdrawn at a price at or below $27.00 per share.

     Under the terms of the tender offer, the Company had offered to purchase shares of its common stock at the lowest price within the price range of $25.00 to $28.75 per share that would allow it to purchase up to 1,739,130 shares, or such greater number of shares that the Company elected to purchase, subject to applicable law.

     The number of shares to be purchased and the final purchase price per share are preliminary and therefore subject to change. The actual number of shares purchased, the final purchase price and the proration factor, if any, will be announced promptly following completion of the confirmation process by the depositary of the proper delivery of the shares validly tendered and not withdrawn. Payment for the shares accepted for purchase, and return of all other shares tendered and not accepted for purchase, will occur promptly thereafter.

     The dealer manager for the tender offer is UBS Securities LLC and the information agent is Georgeson Shareholder Communications, Inc. For questions and information about the tender offer, please call the information agent toll free at (800) 561-4184.

     About Delta and Pine Land Company

     Delta and Pine Land Company is a leading commercial breeder, producer and marketer of cotton planting seed. Headquartered in Scott, Mississippi, with multiple offices in eight states and facilities in several foreign countries, D&PL also breeds, produces and markets soybean planting seed in the U.S. For more information about D&PL, please refer to the Company's website at www.deltaandpine.com.
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